Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year-Ended December 31,

(unaudited)	2014	2013	2012	2011	2010

Earnings:
Income from continuing operations before income taxes	$(7,820)	$(55,654)	$29,849	$76,730	$(68,356)
Fixed charges	73,012	73,589	68,594	59,608	50,725

Earnings	$65,192	$17,935	$98,443	$136,338	$(17,631)

Fixed charges:
Rental expense	$5,621	$6,081	$6,156	$5,722	$4,254
Interest expense	67,391	67,508	62,438	53,886	46,471

Fixed charges	$73,012	$73,589	$68,594	$59,608	$50,725

Ratio of earnings to fixed charges	(a)	(a)	1.4x	2.3x	(a)
(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2014, 2013 and 2010 by $7.8 million, $55.7 million and $68.4 million, respectively.